UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        PUERTO RICAN CEMENT COMPANY, INC.
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    745075101
                                    ---------
                                 (CUSIP Number)


                                 Orlando Vazquez
                                P.O. Box 9066590
                             San Juan, PR 00906-6590
                                 (787) 641-8070
                                 (787) 641-3133

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 30, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       Name of Reporting Person                            IRS Number
         ------------------------                            ----------
         Antonio Luis Ferre                                  N/A

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2.       Check the Appropriate Box if a Member of a Group*
         a._______
         b._______
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3.       SEC Use Only

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4.       Source of Funds*
         N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

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6.       Citizenship or Place of Organization United
         States of America

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Number of                            7.       Sole Voting Power
Shares                                        0 shares.
Beneficially                         -------------------------------------------
Owned by                             8.       Shared Voting Power
Reporting                                     0 shares.
Person                               -------------------------------------------
With                                 9.       Sole Dispositive Power
                                              0 shares.
                                     -------------------------------------------
                                     10.      Shared Dispositive Power
                                              0 shares.
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         0 shares
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row 11 Excludes Certain Shares*

         -----------

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13.      Percent of Class Represented by Amount in Row 11
         0.0%
--------------------------------------------------------------------------------
14.      Type of Reporting Person*
         IN

--------------------
*  See Instructions.

Item 1. Security and Issuer


     This Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock"), of Puerto Rican Cement Company, Inc., a Puerto Rico corporation (the "Issuer"). The address of the principal executive offices of the Issuer is P.O. Box 364487, San Juan, Puerto Rico 00936-4487.

Item 2. Identity and Background

(a)  Antonio Luis Ferre.

(b) El Dia, Inc., Lot 11 & 12 Road #24, Amelia Industrial Park, Guaynabo, Puerto Rico 00968.

(c)  Mr. Ferre's principal present occupations are as follows:

     Mr. Ferre is the Publisher of El Nuevo Dia and Primera Hora newspapers. He is Chairman of the Board of El Dia, Inc., Editorial Primera Hora, Inc. and Ferre Investment Fund, Inc. Mr. Ferre is also President of the Ferre Rangel Foundation, a non-profit organization. He is also Vice Chairman of the Board of Directors of Popular, Inc. Mr. Ferre is also Chairman of the board of directors of Virtual, Inc., an internet company.

(d)  Not Applicable.

(e)  Not Applicable

(f)  Mr. Ferre is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     Not Applicable.

Item 4. Purpose Of Transaction

     Not Applicable.

Item 5. Interest in Securities of the Issuer

(a) As a result of the consummation of the Offer to Purchase, Mr. Ferre no longer has beneficial ownership of any shares.

(c) On July 30, 2002, Mr. Ferre caused to be tendered 1,079,924 shares of Common Stock for U.S. $35.00 per share, net to the seller in cash.

(e) Mr. Ferre ceased to be a beneficial owner of 5% or more of the Securities on July 30, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The information set forth in the Schedule 13D filed by Antonio Luis Ferre on June 20, 2002 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth is true, complete and correct.

     Dated: August 21, 2002





                                      By:      /s/ Antonio Luis Ferre
                                           -----------------------------
                                          Name:  Antonio Luis Ferre